Umatrin Holding Limited

315 Madison Avenue

3rd Floor PMB #3050

New York, NY 10017

September 14, 2016

Via EDGAR

Lilyanna Peyser, Special Counsel

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Umatrin Holding Limited Amendment No. 1 to Registration Statement on Form S-1 Filed August 15, 2016 File No. 333-211289

Dear Ms. Lilyanna:

We hereby submit the responses of Umatrin Holding Limited (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in your letter, dated August 25, 2016, to the Company in regard to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on August 15, 2016 (the "Registration Statement").

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Use of Proceeds, page 13

1.	We note your response to comment 10. Given that both Umatrin Holding Limited and U Matrin Worldwide Sdn. Bhd. had net cash used in operating activities during 2015, please explain to us in greater detail how you will fund the expected costs of being a public company with cash generated from your operations.

Answer:	This section has been revised to disclose that the Company believes that sufficient cash will be generated from operation to pay for such expenses and if there is insufficient cash generated from operations, capital contribution from shareholders will fund such expected costs.

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Dilution, page 14

2.	We note your revisions in response to comment 3 and have the following comments:

☐	Please remove the column labeled “Minimum Offering” as there is no minimum number of shares that must be sold in your offering.

Answer:	The Minimum Offering has been removed from this section.

☐	Please note that the amount of dilution per share to new investors should be calculated as the offering price of $0.02 minus the net tangible book value per share after the offering of $0.0092, or a dilution per share of $0.0108. Please revise the disclosed dilution per share and the dilution as a percentage of the purchase price.

Answer:	This section has been revised to disclose the dilution per share and the dilution as a percentage of the purchase price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s Results of Operations for the Three Months Ended March 31, 2016 Compared with Three Months Ended March 31, 2015, page 18

3.	Please refer to the table presenting your results for the three months ended March 31, 2016 and 2015 at the top of page 18. You appear to have combined your selling, general and administrative expenses and your interest expense into a single line that is incorrectly titled “selling, general and administrative expenses.” Please revise your table to separately quantify interest expense so that the amounts presented in this table agree to your financial statements.

Answer:	This section has been revised to replace the March 31, 2016 Management Discussion and Analysis with the June 30, 2016 Management Discussion and Analysis and this section discloses the information requested in this question.

4.	Please revise your narrative analysis of sales for the interim period to provide a more detailed explanation of the decline in sales during the three months ended March 31, 2016. In doing so, please discuss the change in your product mix in more detail and explain how that affected your revenue. We note that your explanation for the increase in profit margin indicates that you are selling new products in 2016 such as those within the AKERO series. Also disclose whether the volume of goods sold has declined and whether the average sales price for your goods has declined. Additionally, please disclose a breakdown of your revenue sources similar to the table disclosed at the top of page 19 and, to the extent your revenue sources experienced different rates of decline, provide management’s insight into why this occurred.

Answer:	This section has been revised to replace the March 31, 2016 Management Discussion and Analysis with the June 30, 2016 Management Discussion and Analysis and this section discloses the information requested in this questions.

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Umatrin’s Results of Operations for the Fiscal Year Ended December 31, 2015 Compared to Fiscal Year Ended December 31, 2014, page 18

5.	We note your revisions in response to comment 12 and disclosure pertaining to your sources of revenue. We further note that 82% of your total sales in fiscal year 2015 were derived from customers and dealers. Please further enhance your disclosure to more specifically address how the company earns revenue from customers and dealers.

Answer:	The disclosure in this section has been revised to specifically address how the Company earns revenue from customers and dealers.

Gross profit and gross margin, page 19

6.	We reissue comment 14 in part. In an appropriate location, please clearly disclose the types of costs that you classify as cost of sales, including if applicable inventory costs, warehousing costs, any shipping costs incurred to receive your inventory from suppliers and any shipping costs incurred to deliver your products to your customers. If any of these costs are with related parties, such as your inventory costs, please clearly disclose this fact.

Answer:	This section has been revised to clearly disclose the types of costs that the Company classifies as cost of sales and to disclose any of these costs as related party.

Description of Business

Main Business Activities, page 25

7.	We note your response to comment 18 and your disclosure regarding www.ebiders.com. However, the nature of your trading system business remains unclear. Please revise to clearly describe the “technology and services” the company provides to consumers and merchants and whether and how the foregoing activities generate revenue for the company. Additionally, enhance your disclosure to clearly state whether www.ebiders.com is a company-owned site or third party site and describe more clearly the nature of the company’s “collaboration.”

Answer:	This section has been revised to clearly describe the services provided and to state the relationship with www.ebiders.com.

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Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers, page 34

8.	Your revised disclosure does not provide all of the information requested by comment 22. Accordingly, we reissue comment 22 in its entirety and ask that you revise to disclose the required biographical information required for each of your executive officers and directors. Refer to Item 401(e) of Regulation S-K.

Answer:	This section has been revised to disclose the required biographical information required for each of your executive officers and directors as requested in Regulation S-K.

Certain Relationships and Related Transactions, page 40

9.	Please revise to identify the director who owns JS Health & Beauty Sdn. Bhd, and describe how Creative Iconic Sdn. Bhd. is related to Patricia Low and Ms. Low’s position with your company.

Answer:	This section has been revised to identify the director who owns JS Health & Beauty Sdn. Bhd, and describe how Creative Iconic Sdn. Bhd. is related to Patricia Low and Ms. Low’s position with the Company.

U Matrin Worldwide Sdn. Bhd. Financial Statements for the Fiscal Year Ended December 31, 2015

Note 2. Significant Accounting Policies

Inventories, page F-43

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10.	We note your response to comment 25. Tell us in detail how management was able to quantify the value of its inventory as of December 31, 2014. Also tell us the value that management determined for its inventory as of that date. Additionally, revise your inventories footnote to disclose these items to your investors.

Answer:	This section has been revised to disclose how management was able to quantify the value of its inventory as of December 31, 2014, to disclose the value that management determined for its inventory as of that date and the inventories footnotes have been revised accordingly.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Umatrin Holding Limited

/s/ Liew Kok Hong
Liew Kok Hong
Chief Executive Officer

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